Mail Stop 4561
Via fax: (650) 251-6266

April 23, 2008

Mr. Robin G. Seim
Vice President of Finance and Chief Financial Officer
Omnicell, Inc.
1201 Charleston Road
Mountain View, CA 94043

      Re: **Omnicell, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2007
               Filed on March 17, 2008
               Definitive Proxy Statement Filed March 25, 2008
               File no. 0-33043

Dear Mr. Seim:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   We note from the disclosure on pages 10 and 33 in your Form 10-K for the fiscal year ended December 31, 2007, that you sell through distributors in Europe, the

Middle East, Asia, Australia and South America. Your 10-K does not indicate specifically whether you sell to persons in Iran, Syria, Sudan, or North Korea, countries located in the referenced regions that are identified as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Please describe for us any past, current, and anticipated operations in, or other contacts with Iran, Syria, Sudan, and North Korea. Your response should include descriptions of contacts through subsidiaries or distributors, or other indirect arrangements, if any. Describe in reasonable detail the nature and scope of any products, technologies, equipment, components, and services you have provided in each of the four countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the four countries.

2.   Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Your qualitative materiality analysis should address whether, and the extent to which, the Iranian, Syrian, Sudanese, or North Korean government, or persons or entities controlled by any of those governments, receive cash or act as intermediaries in connection with your operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 34

3.   We note your disclosures on page 35 where you indicate that the Company has initiated long-term compensation vehicles other than employee stock options to help reduce the future cost of share-based compensation programs. Please explain further the programs that you have initiated or plan to implement in the near future and tell us what impact you anticipate them having on your future earnings. Further, please tell us how you considered including a more detailed discussion of such programs in your MD&A disclosures.

Results of Operations, page 39h

4.   We note from your disclosures on page 42 that selling, general and administrative expense increased in fiscal 2007 compared to fiscal 2006 due, in part, to a $1.4 million increase in fees paid by the Company pursuant to GPO contracts. We further note from your disclosures on page 11 that the Company pays a fee to the

GPO based on a percentage of the sale to the GPO member. Tell us the amount of such fees paid for each of the last three fiscal years and tell us how you determined that classification of such costs within cost of sales in not more appropriate.

Item 9A. Controls and Procedures, page 47

5.   Please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K.

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

6.   We note from your disclosures on page F-8 that the Company does not allow for return rights on your distributor sales. Please tell us whether you allow for right of return on products sold through your internal sales force. In this regard, we note from your disclosures in Note 9 that the Company has an accrued liability for customer refunds. Please tell us how your revenue recognition policy complies with paragraph 6 of SFAS 48, as applicable.

7.   Please clarify your disclosure on page F-11, which indicates that deferred revenue and deferred gross profits relate, in part to, "software licenses for which revenue is recognized in installments over the duration of the licenses." Tell us whether you offer any time-based license arrangements and if so, your accounting for these arrangements. If time-based license arrangements are not offered, please explain under what scenario a software license would be recognized in installments over the duration of the license.

 Schedule II Valuation and Qualifying Accounts, page F-34

8.   Valuation allowances for deferred tax assets are not required to be presented on Schedule II if the disclosure requirements of SFAS 109, Accounting for Income Taxes, are met as the information required to be disclosed under SFAS 109 is consistent with the information required by Schedule II. Tell us how you considered this guidance in your disclosures or tell us how you intend to comply with the disclosure requirements of Item 5-04(a)(2) to exclude these items.

Exhibits 31.1 and 31.2

9.   You make several references in paragraphs 2, 3, and 4 of your certifications to
        your "annual report." In future filings, paragraphs 2, 3, and 4 of your
        certifications should track the language of Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement Filed March 25, 2008

Compensation Discussion and Analysis, page 19

10.   It appears that individual performance was a significant factor in how the
        compensation committee determined amounts to be paid under the performance-
        based bonus program. Most of the disclosure you made in this regard, see page
        23 for example, is a boilerplate discussion of the general individual-type
        performance objectives the committee considered and should be replaced with a
        more meaningful and specific analysis of how the compensation committee
        considered and used individual performance to determine specific levels of
        executive compensation. If you focused on specific individual performance goals,
        as your disclosure seems to indicate, please include a complete discussion of each
        element of individual performance and contribution that the committee took into
        account when setting the various forms and levels of compensation. See Item
        402(b)(2)(vii) of Regulation S-K.

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Jay Ingram, Senior Staff Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief